FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

ASTRAZENECA BOARD REJECTS PFIZER'S FINAL PROPOSAL

Final Proposal falls short of AstraZeneca's value as an independent science-led company

AstraZeneca has excellent momentum in the delivery of its clearly defined strategy, underpinning the Board's confidence in the Company's long term revenue targets and profitability

Pfizer's proposals bring uncertainty and risks for AstraZeneca shareholders

The Board of AstraZeneca PLC ("AstraZeneca" or the "Company") notes the announcement by Pfizer Inc. ("Pfizer") of its final proposal (the "Final Proposal"), comprising £24.76 in cash (45%) and 1.747 Pfizer shares (55%) per AstraZeneca share, representing a value of £55.00 per AstraZeneca share (based on the closing price of Pfizer shares on 16 May 2014). This proposal undervalues the Company and its attractive prospects and has been rejected by the Board of AstraZeneca.

Leif Johansson, Chairman of AstraZeneca said:

"Pascal Soriot, Marc Dunoyer and I had a lengthy discussion with Pfizer over the weekend about the proposal Pfizer made on Friday evening at a value of £53.50 per share. During this discussion, Pfizer said that it could consider only minor improvements in the financial terms of the Friday Proposal. In response, we indicated, even assuming that other key aspects of any proposal had been satisfactory, that the price at which the Board of AstraZeneca would be prepared to provide a recommendation would have to be more than 10% above the level contained in Pfizer's Friday Proposal. The Final Proposal is a minor improvement which continues to fall short of the Board's view of value and has been rejected."

"Pfizer's approach throughout its pursuit of AstraZeneca appears to have been fundamentally driven by the corporate financial benefits to its shareholders of cost savings and tax minimisation. From our first meeting in January to our latest discussion yesterday, and in the numerous phone calls in between, Pfizer has failed to make a compelling strategic, business or value case. The Board is firm in its conviction as to the appropriate terms to recommend to shareholders."

"AstraZeneca has created a culture of innovation, with science at the heart of its operations, which will continue to create significant value for patients, shareholders and all stakeholders of AstraZeneca."

"As an independent company, the entire value of AstraZeneca's pipeline will accrue to our shareholders. Under Pfizer's Final Proposal, this value would be significantly diluted."

"We have rejected Pfizer's Final Proposal because it is inadequate and would present significant risks for shareholders, while also having serious consequences for the Company, our employees and the life-sciences sector in the UK, Sweden and the US."

Background

After the close of business on 16 May 2014, the Board received a letter containing a revised non-binding proposal from Pfizer comprising £21.57 in cash (40%) and 1.845 Pfizer shares (60%) per AstraZeneca share, representing a value of £53.50 per AstraZeneca share (based on the closing price of Pfizer shares on 16 May 2014) (the "Friday Proposal"). Pfizer's letter did not provide detail about other key aspects of its proposal, several of which are of importance to the Board's evaluation.

The Board of AstraZeneca met on 17 May 2014 and concluded that the financial terms of the Friday Proposal substantially undervalued the Company and its attractive prospects. Accordingly, the Friday Proposal was rejected.

The Board wrote to Pfizer on the evening of 17 May 2014 to confirm that the Board had rejected the Friday Proposal. The Board offered to hold a meeting with Pfizer to explain its views around the substantial shortfall in value of the Friday Proposal. The Board also offered Pfizer the opportunity to explain the key aspects of its proposal that were not described in Pfizer's letter, in particular four points central to the Board's concerns relating to value for AstraZeneca's shareholders. These are:

• The business operating model and segmentation which would allow AstraZeneca to deliver on its research and development pipeline and prospects; and which would protect and preserve its culture of science and innovation, especially given the likelihood of material cost savings and research and development reductions;

• The details of Pfizer's plans for cost savings, including around research and development, pipeline delivery and employment;
• Transaction execution risks, in particular Pfizer's proposed tax inversion and regulatory clearances; and
• Pfizer's plans for protecting the certainty of delivery of the value of any offer at closing.

Pfizer requested that this meeting be held by conference call. This conference call, between Leif Johansson (Chairman), Pascal Soriot (Chief Executive Officer) and Marc Dunoyer (Chief Financial Officer) of AstraZeneca and Ian Read (Chairman and CEO) and Frank D'Amelio (Chief Financial Officer) of Pfizer, took place on the afternoon of 18 May 2014.

The Chairman of Pfizer said that Pfizer could consider only minor improvements to the financial terms of the Friday Proposal. The Chairman of AstraZeneca responded that, even if the other key aspects of the Friday Proposal had been satisfactory, the price at which the Board of AstraZeneca would be prepared to provide a recommendation would have to be more than 10% above the level contained in Pfizer's Friday Proposal. Pfizer stated that its Friday Proposal was final and would not be amended. As a consequence the discussion ended.

The Board of AstraZeneca met on 18 May 2014 after this telephone discussion and reconfirmed its rejection of Pfizer's Friday Proposal.

A few hours later, without prior notice to AstraZeneca and contrary to its previous statement, Pfizer announced its Final Proposal to the market. The Board of AstraZeneca met again and rejected Pfizer's Final Proposal for reasons set out below.

The Board believes Pfizer's proposals fail to recognise the transformation of AstraZeneca and its attractive long term prospects as an independent science-led company

As set out in the presentation to shareholders on 6 May 2014:

• AstraZeneca has a growing and accelerating late stage pipeline, with aggregate risk-adjusted pipeline peak year sales potential of around $23 billion and non risk-adjusted pipeline peak year sales potential of around $63 billion;

• AstraZeneca's five key growth platforms are sustaining near-term growth, AstraZeneca remains confident that 2017 revenues should be broadly in line with 2013;
• AstraZeneca is targeting strong and consistent revenue growth from 2017, leading to annual revenues of greater than $45 billion by 2023; and
• AstraZeneca's core earnings growth is expected to be in excess of revenue growth during the period from 2017 to 2023 as a result of operating leverage.

AstraZeneca has excellent momentum in the delivery of its clearly defined strategy, underpinning the Board's confidence in long term revenue targets and profitability

AstraZeneca continues to demonstrate strong momentum across all elements of its strategy, as evidenced by multiple recent significant pipeline developments in its core therapy areas. These pipeline developments, announced in 2014 after completion of the Company's 2013 Long Range Plan, underpin the Board's confidence in AstraZeneca's revenue targets due to increased probabilities of success for key oncology and other specialty franchise pipeline assets. As a result, AstraZeneca's margins are expected to benefit from this improved revenue mix.

Given that AstraZeneca is at a point of inflection, the Board believes that selling AstraZeneca at the final price proposed by Pfizer would deprive shareholders of the value from potential future pipeline success. Accordingly, the Board believes short term metrics, including premia over historical share prices, as referenced by Pfizer regarding the attractiveness of its proposals, are not appropriate bases for assessing the value of AstraZeneca.

Pfizer's Proposals and Business Model Bring Uncertainty and Risk

The majority of the consideration is in Pfizer shares which many AstraZeneca shareholders will be forced to sell. Further, for those AstraZeneca shareholders able to hold Pfizer shares, the Board believes Pfizer's proposals would materially alter the investment case and create risks and uncertainties. In particular the Board believes:

• Pfizer's proposals are predicated on the delivery of significant cost reductions and imply a meaningful reduction in research and development potential and capabilities;
• The associated integration would risk significant disruption to the delivery and value of AstraZeneca's pipeline;
• Pfizer's previous large scale acquisitions have highlighted the challenges around the negative impact of integration on research and development productivity and output; and
• Pfizer's announced business segmentation, if it were applied to AstraZeneca's business, would likely lead to value destruction.

In the context of the above, AstraZeneca notes the recent decline in Pfizer's share price, which has fallen by 5.3% since the release of Pfizer's Q1 2014 results.

The tax-driven inversion structure remains a key part of Pfizer's proposals. The inversion structure has already been the subject of intense public and governmental scrutiny, particularly in the US, as a result of Pfizer's possible offer for AstraZeneca. The Board believes this structure brings increased uncertainty as regards the delivery of value for AstraZeneca shareholders.

Rejection of the Final Proposal

The Board believes that Pfizer's Final Proposal, in relation to price, form of consideration and the four particular points that are central to the Board's concerns around value, remains inadequate. Accordingly, the Board has rejected the Final Proposal.

This statement is being made by AstraZeneca without prior agreement or approval of Pfizer. There can be no certainty that an offer will be made nor as to the terms on which any offer might be made. Shareholders are strongly advised to take no action.

A copy of this announcement will be available on AstraZeneca's website at www.astrazeneca.com.

About AstraZeneca

AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                                                          +44 20 7604 8030 (UK/Global)
Ayesha Bharmal                                                        +44 20 7604 8034 (UK/Global)
Jacob Lund                                                                 +46 8 553 260 20 (Sweden)

Investor Enquiries
Karl Hård                                                                    +44 20 7604 8123  mob: +44 7789 654364
Colleen Proctor                                                         +1 302 886 1842        mob: +1 302 357 4882
Anthony Brown                                                        +44 20 7604 8067      mob: +44 7585 404943
Jens Lindberg                                                            +44 20 7604 8414      mob: +44 7557 319729

Adviser Enquiries

Robey Warshaw:                               Simon Robey                                +44 20 7317 3900
                                                             Simon Warshaw

Evercore Partners:                            Francois Maisonrouge                +1 212 857 3100

Goldman Sachs:                                Karen Cook                                   +44 20 7774 1000
                                                            Phil Raper (Corporate Broking)

Morgan Stanley:                              Colm Donlon                                  +44 20 7425 8000
                                                           Andrew Foster (Corporate Broking)

RLM Finsbury:                                Conor McClafferty                        +44 20 7251 3801

Key sources, bases and assumptions

The AstraZeneca forecasts and targets in this announcement are derived from the AstraZeneca 2013 Long Range Plan for 2014 to 2023 (the "LRP"), the AstraZeneca papers produced to support the LRP and AstraZeneca papers subsequently produced as part of the business planning process. AstraZeneca produces a long range plan annually. The LRP was updated in the last quarter of 2013 and was reviewed by the Board of Directors in December 2013, and then, following revisions to reflect the acquisition of BMS' interest in the Diabetes franchise, reviewed by the Board of Directors in January 2014. The forecasts and targets are based on AstraZeneca's risk adjusted measures, where applicable.

Peak year sales referred to in this announcement are AstraZeneca management estimates for the highest annual net sales. Estimates are made based on customary forecasting methodologies used in the pharmaceutical industry. Many of the peak year sales occur in years later than 2023, but are consistent with the plans and projections of the LRP period.

Peak year sales may occur in different years for each NME depending on trial outcomes, launch dates and exclusivity periods amongst other things. The aggregation is for the peak year sales of each NME and not for one particular year. The peak year sales are net sales at nominal values and are undiscounted.

Risk-adjusted peak year sales are non-risk adjusted peak year sales adjusted for the individual probability of launch of each NME and the probability of success in further life cycle management trials. Estimates for these probabilities are based on industry wide data for relevant clinical trials in the pharmaceutical industry at a similar stage of development.

The development life cycle of pharmaceutical products is such that there is a range of possible outcomes from clinical development driven by numerous variables including safety, efficacy and product labelling as well as commercial factors including the patient population, the competitive environment, pricing and reimbursement. Accordingly, the actual revenues achieved in due course will be different, perhaps materially so, from the risk adjusted sales figures in this announcement and should be considered in this light.

In the case of the calculation of the aggregate risk-adjusted peak year sales potential of around $23 billion and non risk-adjusted peak year sales of around $63 billion, they each include each NME and key line extensions currently identified as in Phase III, Phase II and those in Phase I included in the LRP as launching before the end of 2023.

The long-term revenue targets in this announcement are consistent with the LRP for the period 2014-2023 at constant exchange rates, reflecting net sales. They reflect revenue forecasts adjusted for the individual probability of launch of each NME and the probability of success in further life cycle management trials. Estimates for these probabilities are based on industry wide data for relevant clinical trials in the pharmaceutical industry at a similar stage of development.

Attention is drawn to the notice set out under the heading Forward Looking Statements below.

Further Information

Robey Warshaw LLP, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as financial adviser exclusively for AstraZeneca and no one else in connection with the matters referred to in this announcement and will not regard any other person as its client in relation to the matters referred to in this announcement and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Robey Warshaw LLP, nor for providing advice in relation to the matters referred to in this announcement.

Evercore Partners International LLP, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as financial adviser exclusively for AstraZeneca and no one else in connection with the matters referred to in this announcement and will not regard any other person as its client in relation to the matters referred to in this announcement and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Evercore Partners International LLP, nor for providing advice in relation to the matters referred to in this announcement.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for AstraZeneca and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Goldman Sachs International, or for providing advice in connection with the matters referred to in this announcement.

Morgan Stanley & Co. International plc, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as financial adviser to AstraZeneca, and no one else in connection with the matters referred to in this announcement. In connection with such matters, Morgan Stanley & Co. International plc, its affiliates and its and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person other than AstraZeneca for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Dealing Disclosure Requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Forward-Looking Statements

This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Proposal, and other information published by AstraZeneca contain statements which are, or may be deemed to be, "forward-looking statements", including for the purposes of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of AstraZeneca about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "is subject to", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Although AstraZeneca believes that the expectations reflected in such forward-looking statements are reasonable, AstraZeneca can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the loss or expiration of patents, marketing exclusivity or trademarks, or the risk of failure to obtain patent protection; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances and acquisitions will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any delays in the manufacturing, distribution and sale of any of AstraZeneca's products; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as AstraZeneca expects; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; the risk of product counterfeiting; the risk of failure to successfully implement planned cost reduction measures through productivity initiatives and restructuring programmes; the risk that regulatory approval processes for biosimilars could have an adverse effect on future commercial prospects; the impact of failing to attract and retain key personnel and to successfully engage with AstraZeneca's employees; and the impact of increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither AstraZeneca nor any of its associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with its legal or regulatory obligations, AstraZeneca is not under any obligation, and AstraZeneca expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

19 May 2014

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 19 May 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary